UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Date	7 February 2007
Number	03/07

BHP BILLITON RESULTS FOR THE
HALF YEAR ENDED 31 DECEMBER 2006

  Records for all key earnings measures including Underlying EBITDA up 32% to US$10.5 billion and Underlying EBIT up 37% to US$9.1 billion.

  Attributable profit up 41% to US$6.2 billion and EPS up 44%, benefiting from ongoing buy-backs.

  Underlying EBIT margin(1) and Return on Capital Employed increased to 47% and 37% respectively.

  Half year production records for aluminium, alumina, copper cathode, iron ore, manganese ore and molybdenum from continuing operations.

  While costs remain a challenge, the rate of increase has continued to slow.

  Current project pipeline includes 29 projects in execution or feasibility comprising US$17.5 billion of investment.

  Interim dividend of 20.0 US cents per share, an increase of 14% on last year's interim dividend and the tenth consecutive dividend increase.

  Capital return increased by US$10.0 billion representing 9.1%(2) of capital. This is in addition to the US$1.3 billion remaining from the program announced in August 2006.

  An outstanding half year result, underpinned by robust demand, solid production and a focus on business excellence.

Half Year ended 31 December	2006 US$M	2005 US$M	Change
Revenue together with share of jointly controlled entities' revenue	22,113	18,080	22.3%
Underlying EBITDA (3)	10,494	7,971	31.7%
Underlying EBIT (3) (4)	9,134	6,671	36.9%
EBIT - Profit from operations	8,519	6,259	36.1%
Attributable profit	6,168	4,364	41.3%
Net operating cash flow (5)	7,018	4,308	62.9%
Basic earnings per share (US cents)	103.9	72.1	44.1%
Underlying EBITDA interest coverage (times) (3) (6)	46.7	41.2	13.3%
Dividend per share (US cents)	20.0	17.5	14.3%

Refer to page 14 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the half year ended 31 December 2005.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

Commentary on the Group Results

Record half year results

Robust demand, strong product prices and solid production underpins today's record result. Our attributable profit of US$6.2 billion represents an increase of 41.3 per cent over the corresponding period and is the seventh consecutive record half year result. The quality of our portfolio and the strong product demand are evident with seven of our nine Customer Sector Groups (CSGs)(7) recording increases in Underlying EBIT over the comparative period.

We achieved production records (from continuing operations) for five major and one minor commodity during the half year and ten of our assets set production records. This reflects our key operating objective of delivering consistent, predictable and sustainable operating performance across all of our businesses.

Our Underlying EBIT of US$9.1 billion is an increase of 36.9 per cent over the first half of FY06. Underlying EBIT margins rose to 47.4 per cent, from 41.9 per cent in the corresponding period while return on Capital Employed increased from 31.2 per cent to 36.5 per cent. The environment in which we operate continues to be challenging. However, our recruitment and procurement strategies that leverage off our scale and geographic diversity and our Business Excellence program, which is sourcing and replicating best practice from our extensive asset base, are contributing to a continued reduction in the rate of cost increase. Our activities are becoming more geographically diverse and our Business Excellence program has graduated to its next level of maturity.

Investing in the future

Our project pipeline continues to grow with a number of organic growth options progressing to the feasibility phase and the acquisition of the Genghis Khan oil field in the Gulf of Mexico. We now have 29 projects in either execution or feasibility with an expected budget of US$17.5 billion. The majority of our projects under development continue to track to schedule. Cost pressures resulting from the shortage of labour, equipment and other input costs remain, but recently reassessed projects remain on cost and schedule. During the period production from the Spence copper cathode project in Chile commenced ahead of schedule while the Escondida Sulphide Leach (copper), Worsley DCP (alumina) and Rapid Growth 2 (iron ore) projects continued to ramp up to full capacity.

We are committed to creating value added options in our portfolio to provide the next generation of growth opportunities beyond our current project pipeline. During the period we have opened corporate offices in Guinea and the Democratic Republic of Congo, building on our already significant exploration and project assessment activities in these countries. We also entered into an exclusive agreement with Global Alumina relating to the development of an alumina refinery in Guinea and we announced the acquisition of the Genghis Khan oil field, which is adjacent to our Shenzi development. We have a track record of sustainable long term partnerships that deliver in-country expansion and reinvestment bringing long term prosperity to all stakeholders, including local communities and the governments.

The quality of our assets and the diversity of our portfolio underpin the strength of our cash flow and continues to support our ability to both identify and invest in growth opportunities while continuing to deliver outstanding returns to shareholders.

Dividend and Capital Management

The Board today declared an interim dividend of 20.0 US cents per share. This represents a 14.3 per cent increase over last year's interim dividend of 17.5 US cents per share. This is our tenth consecutive dividend increase and also means that today's dividend has increased more than threefold since the interim dividend paid in 2002. We will continue with our progressive dividend policy, with further increases dependent upon the expectations for future investment opportunities and market conditions.

We are announcing today an increase of US$10 billion to the US$1.3 billion remaining from the capital initiative announced in August 2006. This amount will be returned to shareholders over the next 18 months through a series of share buy-backs. Since August 2006 US$1.7 billion has been returned to shareholders through on-market purchases of 92,285,000 BHP Billiton Plc (Plc) shares (at an approximate price of US$18.23, being a 8.9 per cent discount to the price of our Limited stock).

We are commencing the first stage in this return immediately with an off-market buy-back of BHP Billiton Limited (Ltd) stock (see separate announcement). This program will begin immediately with a targeted maximum size of around A$3.25 billion (US$2.5 billion). We expect the on-market buy-back of Plc shares will continue during the off-market process.

Today's announcement brings the total capital management programs announced since August 2004 to US$17 billion. To date 388 million shares have been repurchased, representing approximately 6.6 per cent of the total shares on issue at an approximate price of US$14.11 (A$18.68 / GBP 7.56).

On completion of today's announced program BHP Billiton will have repurchased approximately 16.9 per cent of the shares on issue since November 2004(8) and will have returned US$26.6 billion in total to shareholders through capital initiatives and dividends since June 2001.

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information. Underlying EBIT excludes all net finance costs and taxation, including net finance costs and taxation of jointly controlled entities. The differences between Underlying EBIT and EBIT (Profit from operations) are set out in the following table:
Half Year ended 31 December	2006	2005
	US$M	US$M
Underlying EBIT	9,134	6,671
Impact of equity accounting for statutory purposes: Share of jointly controlled entities' net finance costs	(79)	(60)
Share of jointly controlled entities' total taxation expense	(536)	(352)
EBIT - Profit from operations	8,519	6,259

Earnings

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the half year ended 31 December 2006 compared with the corresponding half year period:

	US$ Million
Underlying EBIT for the half year ended 31 December 2005		6,671
Change in volumes:
Increase in volumes	385
Decrease in volumes	(330)
		55
Net price impact
Change in sales prices	3,940
Price-linked costs	(515)
		3,425
Change in costs:
Costs (rate and usage)	(530)
Exchange rates	(175)
Inflation on costs	(200)
		(905)
Asset sales		(40)
Ceased and sold operations		(45)
Exploration		(50)
Other		23

Underlying EBIT for the half year ended 31 December 2006		9,134

Volumes

Strong demand drove increased sales volumes of metallurgical coal, manganese ore, petroleum products, iron ore, nickel, alumina, molybdenum, energy coal and, from some operations, copper and contributed approximately US$385 million more to Underlying EBIT (measured at the corresponding period's average margins) than for the corresponding period. Overall sales volumes of base metals were lower than the prior year, due largely to the industrial disruptions at Escondida (Chile), a smelter shutdown at Olympic Dam (Australia) and the temporary closure of the southern zone at Cannington (Australia). We experienced lower grade diamond production at Ekati (Canada) as it transitions from an open-cut to an underground operation which led to a decrease in diamond sales for the period. The comparative period also included diamond sales from inventory.

Prices

Stronger commodity prices for most products increased Underlying EBIT by US$3,940 million. Higher prices for nickel, copper, aluminium, iron ore, petroleum products, zinc, alumina, energy coal, silver, lead, manganese alloy and diamonds contributed approximately US$4,208 million, which was partially offset by lower prices for metallurgical coal and manganese ore.

Higher price-linked costs reduced Underlying EBIT by US$515 million, arising largely from higher charges for third party ore in Stainless Steel Materials, royalties for nickel, oil and gas and iron ore, increased copper treatment and refining charges (TCRCs), price participation, higher earnings linked costs at Antamina (Peru) and higher LME linked power charges in Aluminium.

Costs

Strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In this environment, costs for the Group have increased by US$530 million. Excluding non cash costs, this represents an increase on our December 2005 half year total cost base of 5.1 per cent.

Specific areas of cost increases include changed mining conditions particularly at Ekati where we are mining a lower grade zone and higher strip ratios at Queensland Coal (Australia). Labour and contractor charges, consumables and fuels, business development expenditure, maintenance and other operating costs have also increased. However, the Group generated savings of 1.7 per cent on our December 2005 half year cost base through a wide range of business improvement initiatives across the Group.

The rate of increase in costs across our business has slowed. Although this is a positive sign, the current environment continues to be challenging and the pressure on access to labour and other inputs to our business has not lessened.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$175 million. A stronger Australian dollar had a negative impact on both operating costs and also the translation of monetary items into US dollars. This was only partially offset by the favourable impact of a weaker South African rand on operating costs for our South African businesses.

The following exchange rates against the US dollar have been applied:
	Half year ended 31 Dec 2006 average	Half year ended 31 Dec 2005 average	31 Dec 2006 closing	30 June 2006 closing	31 Dec 2005 closing

Australian dollar (a)	0.76	0.75	0.79	0.74	0.73
South African rand	7.23	6.52	7.00	7.12	6.33

(a) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all of our businesses had an unfavourable impact on Underlying EBIT of US$200 million.

Asset Sales

The impact from the sale of assets and interests on Underlying EBIT was US$40 million lower than the corresponding period. The impact amounted to US$70 million for the current period, principally related to the sale of our Moranbah Coal Bed Methane assets (Australia), our interest in Eyesizwe (South Africa) and Alliance Copper (Chile). This compared to higher profits in the corresponding period arising largely from the divestment of our interest in the Wonderkop chrome joint venture (South Africa) and the Green Canyon oil fields (US).

Ceased and sold operations

Ceased and sold operations had a US$45 million unfavourable impact on Underlying EBIT. The current period was negatively impacted by the loss of US$134 million of earnings from Tintaya (Peru) (divested in June 2006) and the Southern Cross Fertiliser operations (Australia) (divested in August 2006). This was partly offset by the US$96 million favourable impact due to investigation and salvage costs for Typhoon/Boris (US) that were included in the corresponding period.

Exploration

Exploration expense was US$50 million higher than the corresponding period and relates mainly to a US$43 million current period write-off of Petroleum expenditure that had previously been capitalised and increased expenditure at Maruwai (Indonesia).

Other

Other items increased Underlying EBIT by US$23 million. These included higher insurance recoveries than the corresponding period partially offset by a lower contribution from freight activities.

Net finance costs

Net finance costs increased to US$222 million, from US$215 million in the corresponding period. This was driven predominantly by a higher average interest rate but was partially offset by higher capitalised interest and lower average debt levels.

Taxation expense

The total taxation expense on profit before tax was US$2,097 million, representing an effective rate of 25.3 per cent.

Excluding the impacts of royalty-related taxation, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and including the taxation expense of jointly controlled entities, the underlying effective rate was 30.2 per cent. When compared to the UK and Australian statutory tax rate (30 per cent), the underlying effective tax rate included a benefit of 1.6 per cent due to the recognition of prior year US tax benefits (US$140 million). Royalty-related taxation represents an effective rate of 2.5 per cent for the current period.

Cash Flows

Net operating cash flow after interest and tax increased by 62.9 per cent to US$7.0 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$3,396 million for the period. Expenditure on major growth projects was US$2,476 million, including US$706 million on petroleum projects and US$1,770 million on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$616 million. Financing cash flows include US$2.5 billion in relation to the capital management program and increased dividend payments.

Net debt, comprising cash and interest-bearing liabilities, was US$7.2 billion, a decrease of US$1.0 billion, or 12.5 per cent, compared to 30 June 2006. Gearing, which is the ratio of net debt to net debt plus net assets, was 20.3 per cent at 31 December 2006, compared with 25.2 per cent at 30 June 2006.

Underlying net debt (which varies from net debt above as it includes net debt of jointly controlled entities) was US$8.5 billion down from US$9.2 billion at 30 June 2006. Underlying gearing was 23.1 per cent at 31 December 2006 compared to 27.2 per cent at 30 June 2006.

Dividend

An interim dividend for the half year ended 31 December 2006 of 20.0 US cents per share will be paid to shareholders on 20 March 2007.

The dividend paid by Ltd will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, Ltd dividends are paid mainly in Australian dollars. Plc dividends are paid mainly in pounds sterling to shareholders on the UK section of the register and South African rands to shareholders on the South African section of the register. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend.

The timetable in respect of this dividend will be:

Currency conversion date

Last day to trade cum dividend on JSE Limited (JSE)

Ex-dividend Australian Securities Exchange (ASX)

Ex-dividend Johannesburg Stock Exchange (JSE)

Ex-dividend London Stock Exchange (LSE)

Ex-dividend New York Stock Exchange (NYSE)

Record date

Payment date

5 February 2007 23 February 2007 26 February 2007 26 February 2007 28 February 2007 28 February 2007 2 March 2007 20 March 2007

American Depositary Receipts (ADRs) each represent two fully paid ordinary shares and receive dividends accordingly.

Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, and transfers between the UK register and the South African register will not be permitted between the dates of 26 February 2007 and 2 March 2007.

The following table details the currency exchange rates applicable for the dividend:
Dividend 20.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.774851	25.811414
British pence	1.958223	10.213341
South African cents	7.238158	144.763160
New Zealand cents	0.682000	29.325513

Portfolio Management

Portfolio activities continued during the period with proceeds amounting to US$326 million. We disposed of a number of assets and interests including the Southern Cross Fertiliser operations, the Moranbah Coal Bed Methane assets, the Cascade and Chinook oil prospects (US), the interest in the Valesul aluminium smelter (Brazil) and the interest in Eyesizwe. Proceeds realised from the sale or distribution of our assets and interests over the last five and a half years now totals approximately US$6 billion.

At 31 December 2006 we had announced the sale of our Koornfontein energy coal mine (South Africa).

We also announced the acquisition of an interest in the Genghis Khan oil field for US$583 million during the period. The transaction closed on 1 February 2007.

Liquidity

In October 2006 the Group signed a new US$3.0 billion multi-currency revolving credit facility. This new credit facility, which expires in October 2011, replaces the previous US$3.0 billion credit facility that was due to expire in 2009. The finance facility that was put in place for the acquisition of WMC Resources Ltd has been fully repaid.

Corporate Governance

The following Board changes occurred during the period:

  Mr Marius Kloppers (Group President Non-Ferrous Materials) and Mr Chris Lynch (Group President Carbon Steel Materials) were appointed Executive Directors from 1 January 2006 and elected to the Board at the Plc and Ltd Annual General Meetings in October and November 2006 respectively; and

  Mr Paul Anderson and Mr Jacques Nasser were appointed Non-executive Directors from 6 June 2006 and elected to the Board at the Plc and Ltd Annual General Meetings.

  On 1 August 2006, Mr Miklos Salamon announced his intention to retire from the Board and Company effective from 26 October 2006. He retired from the Boards of Ltd and Plc at the Annual General Meeting of Plc.

During January 2007, 67,285,000 Plc shares which were purchased by Ltd, were cancelled and 2,400,862,002 Plc shares remained on issue (including Treasury shares and shares purchased by Ltd in Plc).

Outlook

Global Economic Outlook

The outlook for the global economy remains encouraging with continued GDP growth in China, strong performance in Europe and improving confidence in the US. A healthy corporate sector, accommodative monetary policies and ample liquidity continue to provide support. Falling oil prices have also brought some relief to inflation levels and have assisted in improving sentiment in oil-importing countries. Tight labour market conditions and falling unemployment rates continue in a number of regions.

Asian economies continue to expand at a solid pace. China's GDP growth was 10.7 per cent in 2006. This is the fourth consecutive year that China's real GDP growth has exceeded 10 per cent. We have seen evidence that recent government tightening of liquidity and investment controls are moderating growth but expansion will continue. India is maintaining robust growth momentum, even as it continues to wrestle with economic reforms. Although Japan has recently experienced slower economic growth, business investment and external demand remains robust. Growth in the US has moderated from exceptionally strong levels a year ago. This is reflected in the progressive slowdown in its domestic housing and construction sectors. While global industrial activity has been slowing, it is being cushioned by strength in final demand growth in Western Europe and developing economies.

In the short-term, we expect global growth to moderate, but the economic outlook remains healthy. Growth in Asia is likely to persist although we expect further dampening in China's economic growth due to the momentum of its recent cooling. While we expect growth for the US economy to be below the rate in 2006, a soft landing in the housing sector, strong capital investment and an easing of energy prices should result in a growth rate consistent with long term trends. Strong economic activity in Western Europe and an improvement in Japan's economic outlook should lessen the impact of any slowdown in the US.

Commodity Outlook

In 2006 real annual average prices for copper, zinc, iron ore, coking coal, thermal coal, crude oil, natural gas and uranium reached their highest levels since the 1970s. Aluminium, nickel and lead also passed 15 to 20 year annual average peaks. Strong global demand growth coupled with low inventories were supportive of high prices, although investment interest also exerted an influence. World consumption of the major non-ferrous metals rose by five to ten per cent in 2006 while use of finished steel also grew strongly. Supply also accelerated, but notwithstanding this, most commodities remained in deficit. Combined LME warehouse inventories of primary metal continue to remain at historically low levels. Overall stock-to-consumption ratios are at their lowest levels in more than 30 years, and there may be limits to further consumer de-stocking in many sectors.

Market indicators do not point to large scale supply surpluses emerging in 2007, although demand growth can be expected to vary regionally in line with varying economic activity. China is set to continue as the main driver of demand, but more mature markets may also lend support, especially Europe and Japan. Despite the expansion of China's domestic production base, imports of commodities will continue to play a crucial role in supporting the country's industrialisation.

While we expect a constructive environment, the path of the US economy is uncertain. Although the US economy will continue to have an important impact on the global economy, it is increasingly clear that improved economic conditions in other OECD countries and the increased relevance of emerging economies is decreasing the global impact of US economic activity. As a result the global impact of a slow down in the US is expected to be lower than generally assumed and we do not anticipate a return of prices to longer run averages over the medium term.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the six months ended 31 December 2006 and the corresponding period.

Half year ended 31 December (US$ Million)	Revenue together with share of jointly controlled entities' revenues (1)			Underlying EBIT (1)
	2006	2005	Change %	2006	2005	Change %

Petroleum	2,958	2,668	10.9	1,612	1,436	12.3
Aluminium	2,828	2,252	25.6	840	406	106.9
Base Metals	5,644	4,031	40.0	2,905	1,893	53.5
Diamonds and Specialty Products	393	679	(42.1)	105	261	(59.8)
Stainless Steel Materials	2,805	1,358	106.6	1,436	374	284.0
Iron Ore	2,749	2,323	18.3	1,406	1,243	13.1
Manganese	575	499	15.2	105	85	23.5
Metallurgical Coal	1,833	1,906	(3.8)	659	947	(30.4)
Energy Coal	2,321	2,061	12.6	243	205	18.5
Group and unallocated items (2)	304	352	(13.4)	(177)	(179)	N/A
Less: inter-segment turnover	(297)	(49)	N/A	-	-
BHP Billiton Group	22,113	18,080	22.3	9,134	6,671	36.9

(1) Revenue together with share of jointly controlled entities' revenues, and Underlying EBIT include trading activities comprising the sale of third party product. Underlying EBIT is defined on page 14.

(2) Includes consolidation adjustments, exploration and technology activities, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$1,612 million, an increase of US$176 million or 12.3 per cent, compared with the same period last year. This was due mainly to higher average realised prices for most petroleum products, with higher average realised oil prices per barrel of US$63.77 (compared with US$58.25), higher average realised natural gas prices of US$3.27 per thousand standard cubic feet (compared with US$3.13) and higher average realised liquefied natural gas prices of US$7.44 per thousand standard cubic feet (compared to US$6.81). Higher sales volumes due to timing of liftings more than offset slightly lower overall production volumes due to natural field decline and the September 2005 hurricane-related loss of the Typhoon (US) platform. Royalty and excise taxes were higher in line with higher revenue.

Exploration expenditure charged to profit of US$154 million (corresponding period: US$123 million) included the additional write-off of US$43 million of previously capitalised expenditure. Gross expenditure on exploration of US$159 million was US$92 million lower than the corresponding period as a result of the timing of spending on exploration and appraisal drilling activity in the Gulf of Mexico.

Non Ferrous Materials

Aluminium

Underlying EBIT was US$840 million, an increase of US$434 million or 106.9 per cent compared with the same period last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,602 per tonne (compared with US$1,952 per tonne). Half year production records at Worsley (Australia), Paranam (Suriname), Hillside, Bayside and Mozal (all Southern Africa) also contributed to this result. Exchange rate movements during the period also had a favourable impact on EBIT.

Earnings were adversely impacted by higher charges for price linked costs, largely LME linked power. Raw materials and labour costs were also higher, as were depreciation charges associated with new mines in Suriname and the commissioning of the Worsley expansion.

Despite higher costs in some areas, a focus on cost containment and business improvement initiatives achieved success.

Base Metals

Underlying EBIT was US$2,905 million, an increase of US$1,012 million or 53.5 per cent, over the same period last year. This increase was predominantly attributable to higher average LME prices for copper of US$3.34/lb (compared to US$1.84/lb) as well as higher prices for silver, zinc, lead and gold. Record copper cathode production was achieved due to the ramp up of the Sulphide Leach Project (Chile) and a higher production level at Cerro Colorado (Chile) following successful recovery from the earthquake interruption in the corresponding period. This was offset by reduced copper concentrate volumes due to the industrial disruption at Escondida, lower volumes at Olympic Dam because of a scheduled smelter shutdown and lower volumes at Cannington as the rehabilitation of ground support progressed.

Higher price-linked TCRCs (mainly price participation), labour and contractor costs (due largely to one-off bonuses at Escondida from the recent union negotiations), Cannington rehabilitation expenditure, the effect of inflation and a stronger A$/US$ exchange rate on costs for Australian operations had a negative impact. These higher costs were mitigated to some extent by cost savings achieved through improvement projects. The cessation of earnings following the sale of Tintaya (Peru) in June 2006 also reduced EBIT.

Provisional pricing of copper shipments impacted finalised and outstanding average copper revenues resulting in the calculated average realised price being US$0.18/lb below the LME average. The negative finalisation adjustment and provisional pricing impact for the period was US$220 million. Average copper revenue for the half year ended December 2006 was US$3.13/lb versus US$2.06/lb for the same period last year. Outstanding copper volumes, subject to the fair value measurement, amounted to 205,129 tonnes at 31 December 2006. These were revalued at a weighted average price of US$2.87/lb.

Diamonds and Specialty Products

Underlying EBIT was US$105 million, a decrease of US$156 million or 59.8 per cent from the same period last year. This was due to higher sales volumes of diamonds in the corresponding period from inventory sales and higher unit costs in relation to the processing of lower grade material and moving to underground mining areas at Ekati. In addition, the corresponding period included earnings from Southern Cross Fertiliser operations which was sold effective 1 August 2006. This was partially offset by higher value per carat diamonds and a reduced depreciation charge, primarily because of an extension of mine life following approval of the Koala Underground project.

At Ekati, the 2007 financial year will continue to be negatively impacted by lower value diamond production. Over the next few years, increasing underground production will help reverse this trend.

Stainless Steel Materials

Underlying EBIT was a record US$1,436 million, an increase of US$1,062 million or 284.0 per cent compared with the same period last year. Higher nickel and cobalt prices were the main contributors with an average LME nickel price of US$13.81/lb compared with US$6.17/lb in the comparative period. The higher prices (net of price linked costs) added US$1,217 million to underlying EBIT. Additionally, Yabulu (Australia) and Cerro Matoso (Colombia) benefited from higher volumes in the current period.

This was partially offset by higher mining costs at Mount Keith and Leinster (both Australia). The corresponding period also included a US$61 million profit on the sale of BHP Billiton's interest in the Wonderkop joint venture.

Carbon Steel Materials

Iron Ore

Underlying EBIT was US$1,406 million up US$163 million or 13.1 per cent from the same period last year. This was driven mainly by increased prices (which were approximately 17 per cent higher across the total product range, net of a lower negotiated price for iron pellets).

Sales volumes were also six per cent higher reflecting record production levels at Western Australia Iron Ore (Australia) (WAIO) and a number of business improvement initiatives implemented to promote increased shipping efficiency. Production was also higher at Samarco (Brazil).

Higher operating costs had an adverse impact during the period and were largely attributable to higher contractor and labour costs, price-linked royalties and fuel costs. A stronger A$/US$ exchange rate had an unfavourable impact, as did inflationary pressures on the Australian operations.

Depreciation was also higher due to the commissioning of expanded capacity at WAIO.

Manganese

Underlying EBIT was US$105 million, an increase of US$20 million or 23.5 per cent compared to the same period last year. Stronger demand for manganese ore drove increased sales volumes and consequently record volumes of ore and higher volumes of alloy were produced for the half year. The favourable movement of the rand against the US dollar also contributed to this positive result.

Lower prices for ore had an unfavourable impact but were partially offset by improved alloy prices.

Metallurgical Coal

Underlying EBIT was US$659 million, a decrease of US$288 million or 30.4 per cent from the same period last year. This was attributable mostly to lower prices for all products at Queensland Coal where benchmark prices will again decrease for the 12 months commencing April 2007. Operating costs rose due to the first longwall change out at the Broadmeadow mine (Australia), which was commissioned during 2006 and higher strip ratios at open cut mines. A stronger A$/US$ exchange rate had an unfavourable impact as did Australian inflationary pressures. This was offset partially by increased production and sales at both Queensland Coal and Illawarra Coal (Australia). The ramp up of expanded capacity supported by increased throughput at our Hay Point Coal terminal contributed to the higher sales at Queensland Coal.

As new projects ramped up depreciation and amortisation charges increased, as did exploration expenditure to support a higher level of activity at Maruwai (Indonesia).

Energy Coal

Underlying EBIT was US$243 million, an increase of US$38 million or 18.5 per cent, from the same period last year. The increase was mainly because of higher export prices for product from our South African coal operations as a result of continued strong demand. The favourable movement of the rand against the US dollar also contributed to this positive result. Higher production volumes and cost efficiencies at Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia) had a favourable impact.

Operating unit costs were higher at New Mexico (US) due to difficult mining conditions and equipment outages that impacted production. At our South African coal operations unit costs were adversely affected by inflationary pressure and lower production because of safety interventions.

The cessation of earnings from the Zululand Anthracite Colliery (South Africa) following its divestment during the prior year had a negative impact, while a profit on the divestment of Eyesizwe during the period had a favourable impact.

Group and Unallocated Items

Underlying net corporate operating costs, excluding exchange impacts, were US$80 million compared to US$108 million in the corresponding period, a decrease of US$28 million.

The current period benefited from lower insurance claims, offset by higher costs for corporate projects, sponsorships, and regulatory compliance.

One-off costs in relation to the acquisition of WMC were incurred in the prior period. There were no similar costs in this period.

Minerals exploration expenditure has increased from US$43 million to US$57 million in the current period, mainly due to increased exploration activity in Angola and Mongolia.

The following notes explain the terms used throughout this profit release:

(1) Underlying EBIT margin is calculated net of third party product activities.

(2) Based on share price of US$18.65.

(3) Underlying EBIT is earnings before net finance costs and taxation, and jointly controlled entities' net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments, and amortisation of US$1,360 million (comprising Group depreciation, impairments and amortisation of US$1,196 million and jointly controlled entities' depreciation and amortisation of US$164 million) for the six months ended 31 December 2006 and US$1,300 million (comprising Group depreciation, impairments and amortisation of US$1,137 million and jointly controlled entities' depreciation and amortisation of US$163 million) for the six months ended 31 December 2005. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Underlying EBIT is used to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT is reconciled to EBIT - Profit from operations on page 3.

(5) Net operating cash flow includes dividends from jointly controlled entities and is after net interest and taxation.

(6) For this purpose, net interest includes net finance costs of jointly controlled entities, and capitalised interest and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, net of hedging derivatives, and exchange differences arising from net debt.

(7) Iron Ore, Metallurgical Coal and Manganese are now separate CSGs (previously combined as Carbon Steel Materials).

(8) Based upon closing price as at 2 February 2007 of A$26.59 and GBP9.76.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Investing in the Future' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information - Risk Factors'; 'Operating and Financial Review and Prospects - Our Business - External Factors Affecting Our Results' and 'Trends and Uncertainties' included in our annual report on Form 20-F as amended by our Form 20-F/A for the fiscal year ended 30 June 2006, which we filed with the US Securities and Exchange Commission (SEC) on 25 September 2006 and 18 December 2006, respectively, and are available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
 Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

INTERIM FINANCIAL REPORT

For the half year ended

31 December 2006

CONTENTS

Interim Financial Statements

Consolidated Income Statement - Page 17

Consolidated Statement of Recognised Income and Expense - Page 18

Consolidated Balance Sheet - Page 19

Consolidated Cash Flow Statement - Page 20

Notes to the Interim Financial Statements - Page 21

Notes to Interim Financial Statements

1 Accounting policies - Page 21

2 Business segments - Page 21

3 Exceptional items - Page 25

4 Investments accounted for using the equity method - Page 25

5 Net finance costs - Page 26

6 Taxation - Page 26

7 Earnings per share - Page 26

8 Dividends - Page 27

9 Assets sold or classified as held for sale - Page 27

10 Total equity - Page 28

11 Contingent liabilities - Page 28

12 Subsequent events - Page 28

Directors' Report - Page 29

Directors' Declaration - Page 30

Lead Auditor's Independence Declaration - Page 30

Review Report - Page 31

Consolidated Income Statement
for the half year ended 31 December 2006

		Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	Notes	US$M	US$M	US$M
Revenue together with share of jointly controlled entities' revenue
Group production		19,046	15,638	34,139
Third party products		3,067	2,442	4,960
		22,113	18,080	39,099
Less: share of jointly controlled entities' external revenue included above		(3,610)	(2,880)	(6,946)
Revenue		18,503	15,200	32,153
Other income		293	297	1,227
Expenses excluding finance costs		(12,292)	(10,679)	(22,403)
Share of profits from jointly controlled entities	4	2,015	1,441	3,694
Profit from operations		8,519	6,259	14,671
Comprising:
Group production		8,407	6,148	14,560
Third party products		112	111	111
		8,519	6,259	14,671

Financial income	5	116	93	226
Financial expenses	5	(338)	(308)	(731)
Net finance costs	5	(222)	(215)	(505)
Profit before taxation		8,297	6,044	14,166
Income tax expense		(1,901)	(1,389)	(3,207)
Royalty related taxation (net of income tax benefit)		(196)	(227)	(425)
Total taxation expense	6	(2,097)	(1,616)	(3,632)
Profit after taxation		6,200	4,428	10,534
Profit attributable to minority interests		32	64	84
Profit attributable to members of BHP Billiton Group		6,168	4,364	10,450

Earnings per ordinary share (basic) (US cents)	7	103.9	72.1	173.2
Earnings per ordinary share (diluted) (US cents)	7	103.8	71.9	172.4

Dividends per ordinary share - paid during the period (US cents)	8	18.5	14.5	32.0
Dividends per ordinary share - declared in respect of the period (US cents)	8	20.0	17.5	36.0

The accompanying notes form part of these financial statements.

Consolidated Statement of Recognised Income and Expense
for the half year ended 31 December 2006

		Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	Notes	US$M	US$M	US$M
Profit after taxation		6,200	4,428	10,534
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes		(48)	6	111
Available for sale investments:
Valuation gains/(losses) taken to equity		113	4	(1)
Cash flow hedges:
Gains/(losses) taken to equity		87	(35)	(27)
(Gains)/losses transferred to the initial carrying amount of hedged items		(17)	(34)	(25)
Exchange fluctuations on translation of foreign operations		22	(12)	(1)
Tax on items recognised directly in, or transferred from, equity		(22)	43	4
Total amounts recognised directly in equity		135	(28)	61
Total recognised income and expense for the period		6,335	4,400	10,595
Attributable to minority interests		32	64	84
Attributable to members of BHP Billiton Group		6,303	4,336	10,511

Effect of change in accounting policy:
Impact of adoption of IAS 39/ AASB 139 (net of tax) to:
- retained earnings	10	-	55	55
- hedging reserve	10	-	30	30
- financial assets reserve	10	-	116	116
Total effect of change in accounting policy		-	201	201
Attributable to minority interests		-	-	-
Attributable to members of BHP Billiton Group		-	201	201

The accompanying notes form part of these financial statements

Consolidated Balance Sheet
as at 31 December 2006

		31 December 2006	31 December 2005	30 June 2006
	Notes	US$M	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents		1,423	809	776
Trade and other receivables		3,987	3,722	3,831
Other financial assets		846	392	808
Inventories		3,203	2,538	2,732
Assets held for sale		-	46	469
Other		278	139	160
Total current assets		9,737	7,646	8,776
Non-current assets
Trade and other receivables		809	762	813
Other financial assets		1,013	866	950
Inventories		123	103	93
Investments in jointly controlled entities		3,772	3,735	4,299
Property, plant and equipment		33,282	29,261	30,985
Intangible assets		686	652	683
Deferred tax assets		2,230	1,180	1,829
Other		88	73	88
Total non-current assets		42,003	36,632	39,740
Total assets		51,740	44,278	48,516
LIABILITIES
Current liabilities
Trade and other payables		3,937	3,583	4,053
Interest bearing liabilities		1,386	1,106	1,368
Liabilities held for sale		-	-	192
Other financial liabilities		389	348	544
Current tax payable		1,734	863	1,358
Provisions		1,021	934	1,067
Deferred income		275	266	279
Total current liabilities		8,742	7,100	8,861
Non-current liabilities
Trade and other payables		177	162	169
Interest bearing liabilities		7,243	8,427	7,648
Other financial liabilities		189	100	289
Deferred tax liabilities		1,379	1,499	1,592
Provisions		5,172	4,801	4,853
Deferred income		611	757	649
Total non-current liabilities		14,771	15,746	15,200
Total liabilities		23,513	22,846	24,061
Net Assets		28,227	21,432	24,455

EQUITY
Share capital - BHP Billiton Limited		1,498	1,628	1,490
Share capital - BHP Billiton Plc		1,234	1,234	1,234
Share premium account		518	518	518
Treasury shares held		(1,768)	(5)	(418)
Reserves		492	270	306
Retained earnings		26,006	17,495	21,088
Total equity attributable to members of BHP Billiton Group	10	27,980	21,140	24,218
Minority interests	10	247	292	237
Total equity		28,227	21,432	24,455

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement
 for the half year ended 31 December 2006

	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US$M	US$M	US$M
Operating activities
Receipts from customers	19,115	15,582	32,938
Payments to suppliers and employees	(12,108)	(10,246)	(20,944)
Cash generated from operations	7,007	5,336	11,994
Dividends received	2,571	921	2,671
Interest received	54	60	121
Interest paid	(223)	(209)	(499)
Income tax paid	(2,043)	(1,511)	(3,152)
Royalty related taxation paid	(348)	(289)	(659)
Net operating cash flows	7,018	4,308	10,476
Investing activities
Purchases of property, plant and equipment	(3,092)	(2,317)	(5,239)
Exploration expenditure (including amounts capitalised)	(304)	(348)	(766)
Purchases of investments and funding of jointly controlled entities	(52)	(5)	(65)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(12)	(500)	(531)
Cash outflows from investing activities	(3,460)	(3,170)	(6,601)
Proceeds from sale of property, plant and equipment	82	37	92
Proceeds from sale or redemption of investments	23	108	153
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	203	111	844
Net investing cash flows	(3,152)	(2,914)	(5,512)
Financing activities
Proceeds from ordinary share issues	12	24	34
Proceeds from interest bearing liabilities	1,957	3,946	5,912
Repayment of interest bearing liabilities	(2,580)	(4,646)	(7,013)
Purchase of shares by Employee Share Ownership Plan Trusts	(131)	(145)	(187)
Share buy back - BHP Billiton Limited	-	-	(1,619)
Share buy back - BHP Billiton Plc	(1,355)	-	(409)
Dividends paid	(1,100)	(877)	(1,936)
Dividends paid to minority interests	(22)	(112)	(190)
Repayment of finance leases	(2)	(1)	(4)
Net financing cash flows	(3,221)	(1,811)	(5,412)
Net increase/(decrease) in cash and cash equivalents	645	(417)	(448)
Cash and cash equivalents, net of overdrafts, at beginning of period	760	1,207	1,207
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2)	(1)	1
Cash and cash equivalents, net of overdrafts, at end of period	1,403	789	760

The accompanying notes form part of these financial statements.

Notes to the Interim Financial Statements

1 Accounting policies

This general purpose condensed financial report for the six months ended 31 December 2006 is an unaudited report which has been prepared in accordance with IAS 34/AASB 134 'Interim Financial Reporting' and with the requirements of the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The interim financial report has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2006 Annual financial statements contained within the Annual Report of the BHP Billiton Group, except for IFRIC 4 / UIG Interpretation 4 "Determining whether an arrangement contains a lease" which is first applicable for the Group's annual reporting period ending 30 June 2007 and has been applied in this interim report. IFRIC 4 / UIG 4 provides interpretive guidance for determining whether arrangements (such as service delivery and take-or-pay purchase contracts) contain a lease which needs to be accounted for in accordance with IAS 17 / AASB 117 "Leases". The application of IFRIC 4 / UIG 4 did not have a material impact on the current or comparative periods.

The interim financial report does not include all of the information required for a full annual financial report and is to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2006 are not the statutory accounts of BHP Billiton Plc for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the UK Companies Act 1985.

Comparative information for the six months ended 31 December 2005 has been restated in accordance with IFRS 3 / AASB 3 "Business Combinations" to reflect the final allocation of fair values on acquisition of WMC Resources Ltd as outlined in note 36 to the BHP Billiton Annual Report 2006. There was no impact on profit or net assets of this restatement.

Rounding of amounts
Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Exchange rates
The following exchange rates against the US dollar have been applied in the financial report:

	Average Half year ended 31 December 2006	Average Half year ended 31 December 2005	Average Year ended 30 June 2006	As at 31 December 2006	As at 31 December 2005	As at 30 June 2006
Australian dollar (a)	0.76	0.75	0.75	0.79	0.73	0.74
Brazilian real	2.16	2.30	2.24	2.14	2.33	2.18
Canadian dollar	1.13	1.19	1.16	1.16	1.16	1.11
Chilean peso	534	540	532	534	514	546
Colombian peso	2,372	2,297	2,324	2,240	2,287	2,635
South African rand	7.23	6.52	6.41	7.00	6.33	7.12
Euro	0.78	0.83	0.82	0.76	0.84	0.78
UK pound sterling	0.53	0.57	0.56	0.51	0.58	0.55

(a) Displayed as US$ to A$ based on common convention.

2 Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

  Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)

  Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)

  Iron Ore (exploration for and mining, processing and marketing of iron ore)

  Manganese (exploration for and mining, processing and marketing of manganese)

  Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

  Energy Coal (exploration for and mining, processing and marketing of energy coal)

Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.

It is the Group's policy that inter-segment sales are made on a commercial basis.

2 Business segments (continued)
US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2006
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	2,490	2,157	4,630	393	2,762	2,717	535	1,829	1,494	-	19,007
Sale of third party product	169	667	1,014	-	43	15	40	-	827	292	3,067
Rendering of services	4	4	-	-	-	17	-	2	-	12	39
Inter-segment revenue	295	-	-	-	-	-	-	2	-	(297)	-
	2,958	2,828	5,644	393	2,805	2,749	575	1,833	2,321	7	22,113
Less: share of jointly controlled entities' external revenue included above	(3)	-	(2,887)	(167)	-	(318)	-	-	(235)	-	(3,610)
Segment revenue	2,955	2,828	2,757	226	2,805	2,431	575	1,833	2,086	7	18,503

Segment result	1,608	700	757	11	1,430	1,246	105	657	121	(131)	6,504
Other attributable income (1)	5	-	12	2	6	-	-	-	21	(46)	-
Share of profits from jointly controlled entities	(1)	122	1,648	50	-	121	-	2	73	-	2,015
Profit from operations	1,612	822	2,417	63	1,436	1,367	105	659	215	(177)	8,519
Net finance costs											(222)
Taxation											(1,901)
Royalty related taxation											(196)
Profit after taxation											6,200
(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2005
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	2,371	1,575	3,549	679	1,346	2,300	473	1,901	1,399	5	15,598
Sale of third party product	250	677	481	-	12	8	26	-	662	326	2,442
Rendering of services	-	-	1	-	-	15	-	3	-	21	40
Inter-segment revenue	47	-	-	-	-	-	-	2	-	(49)	-
	2,668	2,252	4,031	679	1,358	2,323	499	1,906	2,061	303	18,080
Less: share of jointly controlled entities' external revenue included above	(3)	(46)	(2,062)	(201)	-	(329)	(16)	-	(222)	(1)	(2,880)
Segment revenue	2,665	2,206	1,969	478	1,358	1,994	483	1,906	1,839	302	15,200

Segment result	1,431	329	490	190	374	1,042	79	947	103	(167)	4,818
Other attributable income (1)	5	-	-	-	-	-	8	-	-	(13)	-
Share of profits from jointly controlled entities	-	56	1,114	33	-	162	(2)	-	77	1	1,441
Profit from operations	1,436	385	1,604	223	374	1,204	85	947	180	(179)	6,259
Net finance costs											(215)
Taxation											(1,389)
Royalty related taxation											(227)
Profit after taxation											4,428

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

2 Business segments (continued)
US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Sale of third party product	321	1,374	1,259	-	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	-	-	32	-	6	-	33	81
Inter-segment revenue	109	-	-	-	2	-	-	8	-	(119)	-
	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Less: share of jointly controlled entities' external revenue included above	(5)	(107)	(5,393)	(377)	-	(593)	(33)	-	(438)	-	(6,946)
Segment revenue	5,225	4,977	4,901	886	2,955	4,189	1,004	3,941	3,527	548	32,153

Segment result	2,963	917	1,998	209	901	2,201	126	1,832	131	(301)	10,977
Other attributable income (1)	5	37	-	-	-	-	8	1	-	(51)	-
Share of profits from jointly controlled entities'	-	193	3,015	91	-	263	(2)	1	139	(6)	3,694
Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671
Net finance costs											(505)
Taxation											(3,207)
Royalty related taxation											(425)
Profit after taxation											10,534
(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

3 Exceptional items

Exceptional items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the period are detailed below.

Half year ended 31 December 2006
There were no exceptional items for the half year ended 31 December 2006.

Half year ended 31 December 2005
There were no exceptional items for the half year ended 31 December 2005.

Year ended 30 June 2006
	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296
Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine
Effective 1 June 2006, BHP Billiton sold its interest in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

4 Investments accounted for using the equity method
Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2006%	31 December 2005%	30 June 2006%	31 December 2006 US$M	31 December 2005 US$M	30 June 2006 US$M
Samarco Mineracao SA	50	50	50	121	163	262
Minera Antamina SA	33.75	33.75	33.75	246	170	437
Carbones del Cerrejon LLC	33.3	33.3	33.3	73	77	97
Minera Escondida Limitada	57.5	57.5	57.5	1,412	944	2,595
Mozal SARL	47.1	47.1	47.1	123	60	185
Valesul Aluminio SA (b)	-	45.5	45.5	-	(4)	8
Other (c)				40	31	110
Total				2,015	1,441	3,694

(a) The ownership interest at the jointly controlled entity's reporting date and BHP Billiton's reporting date are the same. Whilst the annual financial reporting date may be different to BHP Billiton's, financial information is obtained as at 31 December in order to report on a consistent basis with BHP Billiton's reporting date.

(b) Subsequent to 30 June 2006, the BHP Billiton Group sold its interest in Valesul Aluminio SA.
(c) Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50% (31 December 2005: 50%; 30 June 2006: 50%).

5 Net finance costs
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts	9	71	134
Interest on all other loans	252	149	382
Finance lease and hire purchase interest	3	3	6
Dividends on redeemable preference shares	1	13	17
Discounting on provisions and other liabilities	123	107	266
Discounting on pension and medical benefit entitlements	63	40	108
Interest capitalised (a)	(145)	(57)	(144)
Net fair value change on hedged loans and related hedging derivatives	16	(16)	(30)
Exchange differences on net debt	16	(2)	(8)
	338	308	731
Financial income
Interest income	(62)	(53)	(123)
Return on pension plan assets	(54)	(40)	(103)
	(116)	(93)	(226)
Net finance costs	222	215	505

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2006 the capitalisation rate was 5.5 per cent (31 December 2005: 4.6 per cent; 30 June 2006: 5.0 per cent).

6 Taxation
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US$M	US$M	US$M
Taxation expense including royalty related taxation
UK taxation expense	9	131	294
Australian taxation expense	1,432	1,180	2,547
Overseas taxation expense	656	305	791
Total taxation expense	2,097	1,616	3,632

7 Earnings per share
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
Basic earnings per share (US cents)	103.9	72.1	173.2
Diluted earnings per share (US cents)	103.8	71.9	172.4
Basic earnings per American Depositary Share (ADS) (US cents) (a)	207.8	144.2	346.4
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	207.6	143.8	344.8
Basic earnings (US$ million)	6,168	4,364	10,450
Diluted earnings (US$ million) (b)	6,182	4,370	10,456

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
Weighted average number of shares	Million	Million	Million
Basic earnings per share denominator	5,934	6,055	6,035
Shares and options contingently issuable under employee share ownership plans	21	26	31
Diluted earnings per share denominator	5,955	6,081	6,066
(a) For the periods indicated, each ADS represents two ordinary shares.

(b) Diluted earnings are calculated after adding back dividend equivalent payments of US$14 million (31 December 2005: US$6 million; 30 June 2006: US$6 million) that would not be made if potential ordinary shares were converted to fully paid.

8 Dividends
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US$M	US$M	US$M
Dividends paid during the period
BHP Billiton Limited	647	520	1,148
BHP Billiton Plc - Ordinary shares	453	358	790
- Preference shares (a)	-	-	-
	1,100	878	1,938

Dividends declared in respect of the period
BHP Billiton Limited	699	628	1,275
BHP Billiton Plc - Ordinary shares	475	432	885
- Preference shares (a)	-	-	-
	1,174	1,060	2,160

	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	18.5	14.5	14.5
Interim dividend	N/A	N/A	17.5
	18.5	14.5	32.0
Dividends declared in respect of the period (per share)
Interim dividend	20.0	17.5	17.5
Final dividend	N/A	N/A	18.5
	20.0	17.5	36.0

(a) 5.5 per cent dividend on 50,000 preference shares of Pound 1 each (December 2005: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate.

Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30%.

Subsequent to half year end, on 7 February 2007, BHP Billiton declared an interim dividend of 20.0 US cents per share (US$1,174 million), which will be paid on 20 March 2007.

9 Assets sold or classified as held for sale

During the six months ended 31 December 2006, the sale of Southern Cross Fertiliser Pty Ltd, the Cascade and Chinook oil and gas prospects, the Coal Bed Methane assets and the sale of BHP Billiton's 45.5 per cent interest in Valesul Aluminio SA, have been finalised. These assets were classified as held for sale at 30 June 2006.

At 31 December 2006, the Bruce and Keith oil fields (with associated acreage), which form part of the Petroleum CSG, were no longer classified as held for sale. These operations will be retained and additional growth options have been evaluated.

10 Total equity
	Attributable to members of BHP Billiton Group			Minority interests
	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
	US$M	US$M	US$M	US$M	US$M	US$M
Total equity opening balance	24,218	17,575	17,575	237	341	341
Adjustment for adoption of IAS 39/AASB 139
- retained earnings	-	55	55	-	-	-
- hedging reserve	-	30	30	-	-	-
- financial asset reserve	-	116	116	-	-	-
Total equity opening balance after adoption of IAS 39/AASB 139	24,218	17,776	17,776	237	341	341
Changes in the statement of recognised income and expense	6,303	4,336	10,511	32	64	84
Transactions with owners - contributed equity	8	17	24	-	-	-
Dividends	(1,100)	(878)	(1,938)	(22)	(113)	(188)
Accrued employee entitlement to share awards	37	34	61	-	-	-
Purchases of shares made by ESOP trusts	(131)	(145)	(187)	-	-	-
BHP Billiton Plc share buy-back	(1,355)	-	(409)	-	-	-
BHP Billiton Limited share buy-back	-	-	(1,620)	-	-	-
Total equity closing balance	27,980	21,140	24,218	247	292	237

Share buy-backs

Following the announcement on 23 August 2006 of a US$3.0 billion capital return, we commenced this on 7 September 2006 with the on-market buy-back of BHP Billiton Plc shares. As at 31 December 2006, 73,885,000 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 67,285,000 by BHP Billiton Limited) at a total cost of US$1,355 million. The shares were repurchased at an average price of Pounds 9.54, representing a discount of 8.9 per cent to the average BHP Billiton Limited share price between 7 September and 31 December 2006. At 31 December 2006, all BHP Billiton Plc shares bought back were held as Treasury shares. Subsequent to 31 December 2006, on 18 January 2007, 67,285,000 BHP Billiton Plc shares purchased by BHP Billiton Limited were cancelled. This reduces the value of treasury shares held by US$1,237 million.

On 16 May 2006, the BHP Billiton Group completed an on-market buy-back of 18,820,000 BHP Billiton Plc shares. The shares were re-purchased at an average price of Pounds 11.5356, representing a discount of 8.8 per cent to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006.

On 3 April 2006, the BHP Billiton Group completed an off-market buy-back of 95,950,979 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$145 million was allocated to the share capital of BHP Billiton Limited and US$1,475 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$23.45 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

11 Contingent liabilities

	31 December 2006	31 December 2005	30 June 2006
	US$M	US$M	US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Other (a)	410	153	355
	410	153	355
Subsidiaries and jointly controlled assets (including guarantees)
Performance guarantees (b)	1	1	1
Other (a)	282	209	220
	283	210	221
Total contingent liabilities	693	363	576

(a) Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

(b) The BHP Billiton Group has entered into various counter-indemnities of performance guarantees related to its own future performance in the normal course of business.

12 Subsequent events

Other than the matters outlined below, or disclosed elsewhere in this interim financial report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

On 1 February 2007, the purchase of the Genghis Khan oil and gas development was completed. The transaction, which was announced in November 2006, closed following completion of all remaining conditions to sale, with the net share to BHP Billiton at US$583 million after final purchase price adjustments. BHP Billiton holds a 44 percent interest and is the operator of the Genghis Khan development.

Director's Report

The Directors present their report together with the interim financial statements for the half year ended 31 December 2006 and the auditor's review report thereon.

Review of Operations

A detailed review of the Group's operations, the results of those operations during the half year ended 31 December 2006 and likely future developments are given on page 1 to 14.

Dividend

Full details of dividends are given on page 27.

Board of Directors

The Directors of the Company in office at any time during or since the end of the half year are:

Mr D R Argus - Chairman since April 1999 (on the Board of Directors since November 1996)

Mr P M Anderson - a Director since June 2006

Dr D C Brink - a Director since June 1997

Dr J G Buchanan - a Director since February 2003

Mr C A Cordeiro - a Director since February 2005

Mr D A Crawford - a Director since May 1994

Dr E G de Planque - a Director since October 2005

Mr C W Goodyear - an Executive Director since November 2001

Dr D A Jenkins - a Director since March 2000

Mr M Kloppers - an Executive Director since January 2006

Mr C J Lynch - an Executive Director since January 2006

Mr J Nasser - a Director since June 2006

Mr M Salamon - an Executive Director from February 2003 until 26 October 2006

Dr J M Schubert - a Director since June 2000

Auditor's independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor's independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 30 and forms part of this Directors' Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors' Report and financial report have been rounded to the nearest million dollars in accordance with that class order.

Signed in accordance with a resolution of the Board of Directors.

D R Argus - Chairman

C W Goodyear - Chief Executive Officer

Dated this 7th day of February 2007

Director's Declaration and Lead Auditor's Independence Declaration

Directors' Declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

  the financial statements and notes, set out on pages 16 to 28, are in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

  (i) complying with applicable accounting standards; and

  (ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2006 and of its performance for the half-year ended on that date; and

  There are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

D R Argus - Chairman

C W Goodyear - Chief Executive Officer

Dated this 7th day of February 2007

Lead Auditor's Independence Declaration

To the directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 31 December 2006 there have been:

(i)      no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

(ii)     no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of the BHP Billiton Group and the entities it controlled during the financial period.

KPMG

Peter Nash
Partner

Dated in Melbourne this 7th day of February 2007

Independent Review Report of KPMG Audit Plc to BHP Billiton Plc and KPMG to the Members of BHP Billiton Limited

Scope

For the purposes of these reports, the terms "we" and "our" denote KPMG Audit Plc in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

We have reviewed the financial information of the Group for the half-year ended 31 December 2006, set out on pages 17 to 28, which comprises the interim consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and related notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. KPMG has also reviewed the directors' declaration set out on page 30.

The BHP Billiton Group ("the Group") consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2006.

Respective Responsibilities of KPMG Audit Plc and KPMG

KPMG Audit Plc's report is made solely to BHP Billiton Plc in accordance with the terms of KPMG Audit Plc's engagement to assist BHP Billiton Plc in meeting the requirements of the Listing Rules of the Financial Services Authority in the United Kingdom. KPMG Audit Plc's review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

KPMG has performed an independent review of the interim financial report in order to state whether, on the basis of the procedures described, anything has come to its attention that would indicate that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report:

  in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed; and

  in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Review work performed

KPMG Audit Plc conducted its review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom.

KPMG conducted its review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity. As auditor of BHP Billiton Limited, ASRE 2410 requires that KPMG complies with the ethical requirements relevant to the audit of the annual financial report.

A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion by KPMG Audit Plc
 On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.

KPMG Audit Plc
Chartered Accountants
London
7 February 2007

Review conclusion by KPMG

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of the Group is not in accordance with:

a) the Corporations Act 2001, including:

i. giving a true and fair view of the Group's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

ii. complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

b) other mandatory financial reporting requirements in Australia.

KPMG

Peter Nash
Partner

Melbourne
7 February 2007

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 7 Feburary 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary